                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company L.P.

                    Under the Securities Exchange Act of 1934

                              TCC INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    872254107
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                SEPTEMBER 8, 1997
             (Date of Event which Required Filing of this Statement)




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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "Filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).



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                                   SCHEDULE 13D

CUSIP No. 872254107                                        Page __ of __ Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TWEEDY, BROWNE COMPANY L.P. ("TBC")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                TBC has sole voting power with respect to
                        17,200 shares held in certain TBC accounts (as
                        hereinafter defined). Additionally, certain of the
                        general partners of TBC may be deemed to have sole power
                        to vote certain shares as more fully set forth herein.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       0 shares, except that certain of the general
    WITH                partners of TBC may be deemed to have sole power to
                        dispose of certain shares as more fully set forth
                        herein.
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        17,374 shares held in accounts of TBC (as hereinafter
                        defined).
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,374 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.62%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN, BD, & IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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PRELIMINARY NOTE

     The person filing this Amendment No. 3 is (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership. This Amendment No. 3 amends a Statement filed on Schedule 13D filed by TBC dated August 10, 1994. This Amendment No. 3 is being filed by Tweedy, Browne Company L.P. ("TBC") who may be deemed to be a member of a group. However, the filing of this Amendment No. 3 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 3 relates to the Common Stock, $1.00 par value (the "Common Stock"), of TCC Industries, Inc. (the "Company"), which, to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Texas, with its principal executive offices located at 816 Congress Avenue, Suite 1250, Austin, Texas 78701.

     This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Amendment No. 3 is being filed because the filing person is no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of its shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those items are omitted from this Amendment No. 3.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the disposition of 125,800 shares of Common Stock in open market transactions, TBC may be deemed to be the beneficial owner of an aggregate of 17,374 shares of Common Stock, which constitutes approximately 0.62% of the 2,791,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 17,374 shares, which constitutes approximately 0.62% of the 2,791,000 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, is 17,374 shares, which constitutes approximately 0.62% of the 2,791,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

     Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC, or any other person named in
Item 2 hereof, beneficially owns any shares of Common Stock.


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     (b) TBC has investment discretion with respect to 17,374 shares of Common
Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 17,200 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 17,200 shares of Common Stock held in certain TBC Accounts.

     (c) During the sixty-day period ended as of the date hereof, TBC has sold shares of the Common Stock in open market transactions, as follows:

REPORTING                                                   NO. OF                   PRICE
PERSON                             DATE                     SHARES SOLD              PER SHARE

TBC Accounts                       09/05/97                  62,000                   $4.82338
                                   09/08/97                  63,800                   $5.55642

     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) TBC ceased to be the beneficial owner of more than 5% of Common Stock on September 8, 1997.




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                                    SIGNATURE

     Tweedy, Browne Company L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete end correct.

                                            TWEEDY, BROWNE COMPANY LP.

                                            By /s/ Christopher H. Browne
                                               ---------------------------------
                                               Christopher H. Browne
                                               General Partner




Dated: September 10, 1997